UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *: Encarnacao Stephen (Last) (First) (Middle) 12 Fells Road (Street) Winchester, MA 01890 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol: Newsgurus.com, Inc., Trading symbol "NGUR" on the OTC Bulletin Board	6. Relationship of Reporting Person(s) to Issuer: (Check all applicable) _X_ Director ___10% Owner __ Officer (give title ___ Other below) (specify below)

3. I.R.S. Identification Number or Reporting Person, if an entity (Voluntary) N/A	4. Statement for Month/Year 06/2001
	5. If Amendment, Date of Original (Mo/Yr) N/A	7. Individual or Joint/Group Reporting (Check Applicable Line) _X_ Form Filed by One Reporting Person ___ Form Filed by More than One Reporting Person
Table 1 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr.3)	2. Transaction Date (Month/Day/year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7 Nature of Indirect Beneficial Ownership (Instr. 4).
	Amount	(A) or (D)	Price
Nil

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g. puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion of Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/ Day/ Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Right to exercise options for common stock (1)	--	--	--	--	--	Immediately	September 18, 2003	Common shares	70,000	--	70,000	Direct	N/A

Explanation of Responses:

(1) Mr. Stephen Encarnacao is granted a total of 70,000 options to acquire common shares of the Company at $1.00 per share with 25,000 options vesting immediately and 15,000 options vesting on September 18, 2001, September 18, 2002 and September 18, 2003.

** Intentional Misstatements or omissions of facts constitute Federal Criminal Violations. August 1, 2001

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a). Date

Note: File three copies of this Form, one of which must be manually signed, If space

Provided is insufficient, see Instruction 6 for procedure. /s/ Stephen Encarnacao

** Signature of Reporting Person - Stephen Encarnacao